FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 3 November 2011, London UK - Stock Exchange Announcement

GlaxoSmithKline reaches agreement in principle to resolve multiple investigations with US Government

- $3 billion settlement covered by existing legal provisions
- Fundamental changes to US compliance, marketing and selling procedures implemented in recent years

GlaxoSmithKline plc (GSK) today announced that it has reached an agreement in principle with the US Government to conclude the Company's most significant ongoing Federal government investigations, specifically: the investigation into GSK's sales and marketing practices begun by the US Attorney's office of Colorado in 2004 and later taken over by the US Attorney's Office of Massachusetts;  the U.S. Department of Justice's investigation of possible inappropriate use of the nominal price exception  under the Medicaid Rebate Program;  and the Department of Justice's investigation of the development and marketing of Avandia.

The final settlement, which is expected to address civil and criminal liabilities, remains subject to negotiation of specific terms and is expected to be finalised in 2012.  The settlement of $3 billion is covered by existing provisions and GSK expects to make payments under the final agreement in 2012.  These payments will be funded through existing cash resources.

The GSK Board and management team have been focused on resolving these long-standing legal matters and reducing financial uncertainty for the Group and believe this agreement in principle to be in the best long-term interests of shareholders.

Commenting on the agreement, GlaxoSmithKline CEO Andrew Witty said: "This is a significant step toward resolving difficult, long-standing matters which do not reflect the company that we are today. In recent years, we have fundamentally changed our procedures for compliance, marketing and selling in the US to ensure that we operate with high standards of integrity and that we conduct our business openly and transparently. We reiterate our full commitment to ensuring appropriate promotion of our medicines to healthcare professionals and to the standards rightly expected by the US Government."

Since 2008, GSK has established a new framework for compliance in the US, based on the company's values, policies and established industry codes of practices. It is supported by a larger compliance staff and strengthened training programs that require certification by employees.

Other initiatives to drive change in commercial procedures have also been undertaken, including the implementation of a new incentive compensation system for its professional sales representatives who work directly with health care professionals. The new system eliminates individual sales targets as a basis for bonuses, and instead bases incentive compensation on the quality of the service these representatives deliver to customers to support improved patient health.  The Company's US Commercial Practices Policies now meet or exceed the US PhRMA Code governing interactions with healthcare professionals.

V A Whyte
Company Secretary
03 November 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Mary Anne Rhyne	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 3, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc